Exhibit 1

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 Australia
Telephone: (02) 8253 0390
Facsimile:  (02) 8253 1888

15 May 2006

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY  NSW  2000

Dear Sir / Madam

Westpac tops Corporate Responsibility Index rankings for third successive year.

Westpac was today awarded the top ranking in the 2005 Corporate Responsibility Index rankings, for the third year in a row.

Westpac achieved a near perfect score of 99.8 out of a possible 100.

Westpac’s Chief Executive Officer, David Morgan, said: ‘Top of sector performance across corporate strategy, integration, management practices, environmental impact, social impact, assurance, and commitment to disclosure was particularly pleasing.

‘We remain committed to conducting our business responsibly and to responding to the issues and concerns of our stakeholders. All of this continues to enhance our financial performance and sustainability’, Dr Morgan said.

The Corporate Responsibility Index is the only voluntary, business led index which includes all business sectors and reports on the four key impact areas of corporate social responsibility: community, workplace, marketplace and environment.

All surveys submitted were examined and validated by accounting firm Ernst & Young, and collated by The St James Ethics Centre.

More information on the Corporate Responsibility Index can be found at
www.corporate-responsibility.com.au

Yours sincerely

Anna O’Connell
Head of Group Secretariat